Exhibit 12.2

SOUTHERN CALIFORNIA EDISON
RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

						9 Months	9 Months	12 Months
						Ended	Ended	Ended
Earnings:	2006	2007	2008	2009	2010	September 30, 2010	September 30, 2011	September 30, 2011

Income from continuing operations
before tax and noncontrolling interest	1,540	1,400	1,246	1,620	1,532	1,235	1,378	1,675
Less: Income from equity investees	-	-	-	-	-	-	-	-
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,540	1,400	1,246	1,620	1,532	1,235	1,378	1,675
Add:
Fixed charges (see below)	425	466	445	462	492	361	392	523
Amortization of capitalized interest	1	2	2	2	2	1	2	3
Distributed income of equity investees	-	-	-	-	-	-	-	-
Loss of equity investees for which charges arising
from guarantees are included in fixed charges	-	-	-	-	-	-	-	-
Subtract:
Interest capitalized	(2)	(3)	(3)	(4)	(7)	(5)	(5)	(7)
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis	-	-	-	-	-	-	-	-
Noncontrolling interest of subsidiaries that have not
incurred fixed charges - pre-tax basis	(275)	(305)	(170)	(94)	-	-	-	-

Earnings as adjusted	1,689	1,560	1,520	1,986	2,019	1,592	1,767	2,194

Fixed Charges (1):
Interest expenses - net of capitalized interest and AFUDC	399	429	407	420	429	315	344	458
Add: AFUDC	19	25	27	32	43	32	32	43
Interest expenses - net of capitalized interest	418	454	434	452	472	347	376	501
Interest capitalized (2)	3	3	3	4	7	5	5	7
Interest portion of rental expense (3)	4	9	8	6	13	9	11	15
Preferred and preference stock dividend
requirement - pre-tax basis	-	-	-	-	-	-	-	-

Total fixed charges	425	466	445	462	492	361	392	523

Ratio	3.97	3.35	3.42	4.30	4.10	4.41	4.51	4.20

(1)	Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.
(2)	Includes fixed charges associated with Nuclear Fuel and capitalized interest of fifty-percent owned partnership. The amount for 2006 is restated.
(3)						Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.